Shareholder Meeting

On March 31, 2008, the Annual meeting of the Fund was held to elect three Trustees.

Proxies covering 28,661,386 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified with the votes tabulated as follows:

	For	Withheld
		Authority

James F. Carlin	28,124,239	524,969
William H. Cunningham	28,108,555	540,653

The preferred shareholders elected John A. Moore as a Trustee of the Fund until his successor is duly elected and qualified, with the votes tabulated as follows: 11,980 FOR and 190 ABSTAINING.